Exhibit 12.2
FANNIE MAE
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS AND ISSUANCE COST AT REDEMPTION
(Dollars in millions)

	For the Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Net income (loss)(1)	$14,209	$83,982	$17,220	$(16,855)	$(14,018)
Add:
Total interest expense	94,437	95,145	107,689	123,662	137,861
Provision (benefit) for federal income taxes(2)	6,941	(45,415)	—	(90)	(82)
(Gains) losses from partnership investments	(268)	(518)	(120)	(81)	74
Capitalized interest	3	1	1	1	—
Earnings, as adjusted	$115,322	$133,195	$124,790	$106,637	$123,835
Fixed charges:
Total interest expense	94,437	95,145	107,689	123,662	137,861
Capitalized interest	3	1	1	1	—
Senior preferred stock dividends(3)	30,654	37,864	11,603	9,665	7,749
Total fixed charges	$125,094	$133,010	$119,293	$133,328	$145,610
Ratio of earnings to fixed charges	0.92:1	1.00:1	1.05:1	0.80:1	0.85:1
Deficiency (surplus)	9,772	(185)	(5,497)	26,691	21,775
__________

(1)	Reflects the adoption of accounting standard requiring noncontrolling interest to be classified as a separate component of equity.

(2)
In 2013, we released the substantial majority of the valuation allowance for our net deferred tax assets that resulted in the recognition of a benefit for federal income taxes of $45.4 billion in our consolidated statement of operations and comprehensive income for the year ended December 31, 2013.

(3)
Represents pre-tax earnings required to pay dividends on outstanding senior preferred stock using our effective income tax rate for the relevant periods. The dividend requirement is calculated by taking the amount of dividend divided by 1 minus our effective income tax rate. For the year ended December 31, 2013, our effective tax rate of (117.8)% was different from the federal statutory rate of 35% primarily due to the release of the substantial majority of our valuation allowance for our net deferred tax assets.